# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Align Technology, Inc., CIK 0001097149
CUSIP: 016255101
Title of class of securities: Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 410 North Scottsdale Road, Suite 1300, Tempe, Arizona (AZ), 85288
Date of event which requires filing of this statement: 09/30/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001291206

## Reporting persons
- G. Zachary Gund, as trustee, sole manager or co-manager: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 1,175,000; shared voting power 608,647; sole dispositive power 1,175,000; shared dispositive power 608,647; aggregate amount beneficially owned 1,783,647 (2.5% of the class)
  Comment: G. Zachary Gund as trustee for the Gordon Gund - G. Zachary Gund #2 Trust, the Z Coppermine Trust, the Gordon Gund - G. Zachary Gund GST Article III Trust, the Gordon Gund - G. Zachary Gund GST Article III-A Trust, the G. Zachary Gund Descendants' Trust, the Georgia Swift Gund Gift Trust and the Grant Gund 2017 Remainder Trust, as sole manager of GCG Investments LLC and as co-manager of Gund CLAT Investments LLC
- Grant Gund, as trustee, sole manager or co-manager: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 640,065; shared voting power 705,916; sole dispositive power 640,065; shared dispositive power 705,916; aggregate amount beneficially owned 1,345,981 (1.9% of the class)
  Comment: Grant Gund, as trustee for the Gordon Gund - Grant Gund #2 Trust, the Grant Gund 1999 Trust, the Gordon Gund - Grant Gund GST Article III Trust, the Gordon Gund - Grant Gund GST Article III-A Trust, the Llura Blair Gund Gift Trust, the Grant Owen Gund Gift Trust, the Kelsey Laidlaw Gund Gift Trust and the 2011 Grant Gund Descendants' Trust, as sole manager of OLK Brookfield LLC and as co-manager of Gund CLAT Investments LLC
- Alison I. Glover, as trustee: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 103,269; sole dispositive power 0; shared dispositive power 103,269; aggregate amount beneficially owned 103,269 (0.1% of the class)
  Comment: Alison I. Glover, as trustee for the Llura Blair Gund Gift Trust, the Grant Owen Gund Gift Trust, the Kelsey Laidlaw Gund Gift Trust and the Georgia Swift Gund Gift Trust
- Dionis Trust: type of reporting person: other (OO); citizenship or place of organization: Ohio (OH); does not affirm membership in a group (box b); sole voting power 0; shared voting power 348,730; sole dispositive power 0; shared dispositive power 348,730; aggregate amount beneficially owned 348,730 (0.5% of the class)
- Marital Trust for Gordon Gund: type of reporting person: other (OO); citizenship or place of organization: Ohio (OH); does not affirm membership in a group (box b); sole voting power 0; shared voting power 574,550; sole dispositive power 0; shared dispositive power 574,550; aggregate amount beneficially owned 574,550 (0.8% of the class)
- Gordon & Llura Gund Foundation: type of reporting person: other (OO); citizenship or place of organization: New Jersey (NJ); does not affirm membership in a group (box b); sole voting power 0; shared voting power 274,220; sole dispositive power 0; shared dispositive power 274,220; aggregate amount beneficially owned 274,220 (0.4% of the class)

## Item 1. Issuer
Name of issuer: Align Technology, Inc.
Address of issuer's principal executive offices: 410 North Scottsdale Road, Suite 1300, Tempe, Arizona 85288

## Item 2. Person Filing
Name of person filing:
This Amendment No. 2 ("Amendment No. 2") amends and supplements the Schedule 13G as originally filed on January 27, 2025 and Amendment No. 1 filed on August 12, 2026 (as so amended, the "Schedule 13G"), by and on behalf of:

G. Zachary Gund, as trustee for the Gordon Gund - G. Zachary Gund #2 Trust, the Z Coppermine Trust, the Gordon Gund - G. Zachary Gund GST Article III Trust, the Gordon Gund - G. Zachary Gund GST Article III-A Trust, the G. Zachary Gund Descendants' Trust, the Georgia Swift Gund Gift Trust and the Grant Gund 2017 Remainder Trust, as sole manager of GCG Investments LLC and as co-manager of Gund CLAT Investments LLC

Grant Gund, as trustee for the Gordon Gund - Grant Gund #2 Trust, the Grant Gund 1999 Trust, the Gordon Gund - Grant Gund GST Article III Trust, the Gordon Gund - Grant Gund GST Article III-A Trust, the Llura Blair Gund Gift Trust, the Grant Owen Gund Gift Trust, the Kelsey Laidlaw Gund Gift Trust and the 2011 Grant Gund Descendants' Trust, as sole manager of OLK Brookfield LLC and as co-manager of Gund CLAT Investments LLC

Alison I. Glover, as trustee for the Llura Blair Gund Gift Trust, the Grant Owen Gund Gift Trust, the Kelsey Laidlaw Gund Gift Trust and the Georgia Swift Gund Gift Trust

Dionis Trust

Marital Trust for Gordon Gund

Gordon & Llura Gund Foundation (each, a "Reporting Person" and together, the "Reporting Persons").

The Reporting Persons, in the aggregate, beneficially own 3,721,481 shares of Common Stock or 5.3% of the outstanding Common Stock of the Issuer based on 70,487,053 shares outstanding as of October 30, 2026 as reported in the Quarterly Report on Form 10-Q of the Issuer for the period ended September 30, 2026. Neither the fact of this filing nor anything contained herein shall be deemed to be an admission by any of the Reporting Persons that a group exists within the meaning of the Exchange Act.
Address of principal business office or, if none, residence:
The business address for each of the Reporting Persons is:

14 Nassau Street
Princeton, NJ 08542
Citizenship:
Except as noted below, all Reporting Persons are citizens of the United States.
The Dionis Trust and Marital Trust for Gordon Gund are formed under the laws of the State of Ohio.
The Gordon & Llura Gund Foundation is formed under the laws of New Jersey.

## Item 4. Ownership
Amount beneficially owned:
The Reporting Persons may be deemed to have beneficial ownership of 3,721,481 shares of Common Stock of the Issuer.

G. Zachary Gund may be deemed to have beneficial ownership in the aggregate of 1,783,647 shares of Common Stock of the Issuer.*

Grant Gund may be deemed to have beneficial ownership in the aggregate of 1,345,981 shares of Common Stock of the Issuer.**

Alison I. Glover may be deemed to have beneficial ownership in the aggregate of 103,269 shares of Common Stock of the Issuer.***

The Dionis Trust may be deemed to have beneficial ownership of 348,730 shares of Common Stock of the Issuer.

The Marital Trust for Gordon Gund may be deemed to have beneficial ownership of 574,550 shares of Common Stock of the Issuer.

The Gordon & Llura Gund Foundation may be deemed to have beneficial ownership of 274,220 shares of Common Stock of the Issuer.

*Mr. G. Zachary Gund's beneficial ownership is by virtue of his position as trustee, sole manager or co-manager of the following entities:
Gordon Gund - G. Zachary Gund #2 Trust (Mr. G. Zachary Gund serves as investment trustee): 328,887 shares of Common Stock
Z Coppermine Trust (Mr. G. Zachary Gund serves as sole trustee): 118,069 shares of Common Stock
GCG Investments LLC (Mr. G. Zachary Gund serves as sole manager): 14,875 shares of Common Stock
Gordon Gund - G. Zachary Gund GST Article III Trust (Mr. G. Zachary Gund serves as investment trustee): 322,998 shares of Common Stock
Grant Gund 2017 Remainder Trust (Mr. G. Zachary Gund serves as trustee): 11,450 shares of Common Stock
Gordon Gund - G. Zachary Gund GST Article III-A Trust (Mr. G. Zachary Gund serves as investment trustee): 107,000 shares of Common Stock
G. Zachary Gund Descendants' Trust (Mr. G. Zachary Gund serves as investment trustee): 271,721 shares of Common Stock
Georgia Swift Gund Gift Trust (Mr. G. Zachary Gund serves as co-trustee with Alison I. Glover): 3,000 shares of Common Stock
Gund CLAT Investments LLC (Mr. G. Zachary Gund serves as co-manager with Grant Gund): 605,647 shares of Common Stock

** Mr. Grant Gund's beneficial ownership is by virtue of his position as trustee, sole manager or co-manager of the following entities:
Gordon Gund - Grant Gund #2 Trust (Mr. Grant Gund serves as investment trustee): 270,379 shares of Common Stock
Grant Gund 1999 Trust (Mr. Grant Gund serves as sole trustee): 77,240 shares of Common Stock
OLK Brookfield LLC (Mr. Grant Gund serves as sole manager): 8,532 shares of Common Stock
Gordon Gund - Grant Gund GST Article III Trust (Mr. Grant Gund serves as investment trustee): 168,614 shares of Common Stock
Gordon Gund - Grant Gund GST Article III-A Trust (Mr. Grant Gund serves as investment trustee): 107,000 shares of Common Stock
2011 Grant Gund Descendants' Trust (Mr. Grant Gund serves as investment trustee): 8,300 shares of Common Stock
Llura Blair Gund Gift Trust (Mr. Grant Gund serves as co-trustee with Alison I. Glover): 14,949 shares of Common Stock
Grant Owen Gund Gift Trust (Mr. Grant Gund serves as co-trustee with Alison I. Glover): 14,650 shares of Common Stock
Kelsey Laidlaw Gund Gift Trust (Mr. Grant Gund serves as co-trustee with Alison I. Glover): 70,670 shares of Common Stock
Gund CLAT Investments LLC (Mr. Grant Gund serves as co-manager with G. Zachary Gund): 605,647 shares of Common Stock

***Ms. Glover's beneficial ownership is by virtue of her position as co-trustee of the following trusts:
Llura Blair Gund Gift Trust (Ms. Glover serves as co-trustee with Grant Gund): 14,949 shares of Common Stock
Grant Owen Gund Gift Trust (Ms. Glover serves as co-trustee with Grant Gund): 14,650 shares of Common Stock
Kelsey Laidlaw Gund Gift Trust (Ms. Glover serves as co-trustee with Grant Gund): 70,670 shares of Common Stock
Georgia Swift Gund Gift Trust (Ms. Glover serves as co-trustee with G. Zachary Gund): 3,000 shares of Common Stock
Percent of class:
Pursuant to the Exchange Act and regulations thereunder, the Reporting Persons may be deemed as a group to have beneficial ownership of 5.3%.

G. Zachary Gund may be deemed to have beneficial ownership in the aggregate of 2.5%.*

Grant Gund may be deemed to have beneficial ownership in the aggregate of 1.9%.**

Alison I. Glover may be deemed to have beneficial ownership in the aggregate of 0.1%.***

The Dionis Trust may be deemed to have beneficial ownership of 0.5%.

The Marital Trust for Gordon Gund may be deemed to have beneficial ownership of 0.8%.

The Gordon & Llura Gund Foundation may be deemed to have beneficial ownership of 0.4%
Sole power to vote or to direct the vote:
G. Zachary Gund: an aggregate of 1,175,000 shares of Common Stock by virtue of his position as the sole manager or trustee or investment trustee of certain entities.*

Grant Gund: an aggregate of 640,065 shares of Common Stock by virtue of his position as the sole manager or trustee or investment trustee of certain entities.**

Alison I. Glover: 0 shares of Common Stock.

Dionis Trust: 0 shares of Common Stock.

Marital Trust for Gordon Gund: 0 shares of Common Stock.

Gordon & Llura Gund Foundation: 0 shares of Common Stock.
Shared power to vote or to direct the vote:
G. Zachary Gund: 608,647 shares of Common Stock by virtue of his position as co-trustee or co-manager of certain entities.*

Grant Gund: 705,916 shares of Common Stock by virtue of his position as co-trustee or co-manager of certain entities.**

Alison I. Glover: 103,269 shares of Common Stock by virtue of her position as co-trustee for certain trusts.***

Dionis Trust: 348,730 shares of Common Stock.

Marital Trust for Gordon Gund: 574,550 shares of Common Stock.

Gordon & Llura Gund Foundation: 274,220 shares of Common Stock.
Sole power to dispose or to direct the disposition:
G. Zachary Gund: 1,175,000 shares of Common Stock by virtue of his position as the sole manager or trustee or investment trustee of certain entities.*

Grant Gund: 640,065 shares of Common Stock by virtue of his position as sole manager or trustee or investment trustee of certain entities.**

Alison I. Glover: 0 shares of Common Stock.

Dionis Trust: 0 shares of Common Stock.

Marital Trust for Gordon Gund: 0 shares of Common Stock.

Gordon & Llura Gund Foundation: 0 shares of Common Stock.
Shared power to dispose or to direct the disposition:
G. Zachary Gund: 608,647 shares of Common Stock by virtue of his position as co-trustee or co-manager of certain entities.*

Grant Gund: 705,916 shares of Common Stock by virtue of his position as co-trustee or co-manager of certain entities.**

Alison I. Glover: 103,269 shares of Common Stock by virtue of her position as co-trustee for certain trusts.***

Dionis Trust: 348,730 shares of Common Stock.

Marital Trust for Gordon Gund: 574,550 shares of Common Stock.

Gordon & Llura Gund Foundation: 274,220 shares of Common Stock.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: Other persons are known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, these securities.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: See Exhibit A.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11..

## Signatures
- G. Zachary Gund, as trustee, sole manager or co-manager: /s/ Catherine Bird, Catherine Bird, as Attorney-in-Fact for the Reporting Person (11/10/2026)
- Grant Gund, as trustee, sole manager or co-manager: /s/ Catherine Bird, Catherine Bird, as Attorney-in-Fact for the Reporting Person (11/10/2026)
- Alison I. Glover, as trustee: /s/ Catherine Bird, Catherine Bird, as Attorney-in-Fact for the Reporting Person (11/10/2026)
- Dionis Trust: /s/ Catherine Bird, Catherine Bird, as Attorney-in-Fact for the Reporting Person (11/10/2026)
- Marital Trust for Gordon Gund: /s/ Catherine Bird, Catherine Bird, as Attorney-in-Fact for the Reporting Person (11/10/2026)
- Gordon & Llura Gund Foundation: /s/ Catherine Bird, Catherine Bird, as Attorney-in-Fact for the Reporting Person (11/10/2026)